Exhibit 21

Schedule of Subsidiaries

The following is a list of the registrant’s subsidiaries at March 1, 2005.

Name of Organization	State of Incorporation

West Coast Bank	Oregon
West Coast Trust	Oregon
Totten, Inc.	Washington